UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SunPower Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A Common Stock: 867652109

Class B Common Stock: 867652307

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

David J. Segre

Richard Cameron Blake

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Class A Common Stock: 867652109 13D Class B Common Stock: 867652307

(1)	NAMES OF REPORTING PERSONS Total S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (Class A Common Stock)* 60.0% (Class B Common Stock)*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentages calculated based on 57,927,804 shares of Class A Common Stock and 42,033,287 shares of Class B Common Stock outstanding as of June 13, 2011, as reported by the Issuer to Purchaser.

CUSIP No. Class A Common Stock: 867652109 13D Class B Common Stock: 867652307

(1)	NAMES OF REPORTING PERSONS Total Gas & Power USA, SAS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,756,682 (Class A Common Stock) 25,220,000 (Class B Common Stock)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (Class A Common Stock)* 60.0% (Class B Common Stock)*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentages calculated based on 57,927,804 shares of Class A Common Stock and 42,033,287 shares of Class B Common Stock outstanding as of June 13, 2011, as reported by the Issuer to Purchaser.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011 (the “Filing”) by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information at the end of such Item:

EU Clearance

On June 28, 2011, the Issuer and the Reporting Persons received notification of the occurrence of the EU Clearance. As a result, the terms of the Affiliation Agreement that had previously been suspended are now effective and the Purchaser is entitled to exercise all of its rights pursuant to the Affiliation Agreement. In addition, the Credit Support Agreement and the R&C Agreement are now effective.

On July 1, 2011, the Board was expanded to eleven members and Purchaser designated the following individuals as members of the Board: Arnaud Chaperon, Bernard Clement, Denis Giorno, Jean Marc Otero del Val, Reinhard Schneider and Humbert de Wendel.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011

TOTAL S.A.

By:	/s/ Jérôme Schmitt
	Name:	Jérôme Schmitt
	Title:	Treasurer

TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
	Name:	Arnaud Chaperon
	Title:	Chairman

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Dated: July 1, 2011

TOTAL S.A.

By:	/s/ Jérôme Schmitt
	Name:	Jérôme Schmitt
	Title:	Treasurer

TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
	Name:	Arnaud Chaperon
	Title:	Chairman

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

*	Filed herewith.